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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of [February] 2004


                                MIRAE CORPORATION
                 (Translation of registrant's name into English)


             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F (X)         No    Form 40-F (  )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ( )               No (X)

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     The registrant files with the Korea Securities Exchange the notice dated February 20, 2004. Attached is English language version of the notice.

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          Exhibit

Exhibit      Description

99.1      Announcement on Disclosure of significant revenue increase in FY 2003.

99.2 Announcement on Disclosure of significant Ordinary income increase in FY 2003

99.3      Announcement on Disclosure of significant Net income increase in FY
          2003

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                                                                    Exhibit 99.1

The following table sets forth a fair disclosure of significant revenue increase in FY 2003.

(Unit: won, %)
--------------------------------------------------------------------------------
1. The amount increase of Revenues      28,016,846,965
--------------------------------------------------------------------------------
   - Increase ratio                     64.3
--------------------------------------------------------------------------------
   - FY 2003                            71,594,828,648
--------------------------------------------------------------------------------
   - FY 2002                            43,577,981,683
--------------------------------------------------------------------------------
2. Reasons of significant increase      Boost up product sales due to
                                        semiconductor equipment industry moves
                                        upward.
--------------------------------------------------------------------------------
3. Total Assets                         210,725,404,921
--------------------------------------------------------------------------------
4. Other                                This estimated information is released
                                        for the investors' convenience before
                                        auditing process is completed for FY
                                        2003. Some of information might be
                                        changed in accordance with the results
                                        of auditing.
--------------------------------------------------------------------------------

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                                                                    Exhibit 99.2

The following table sets forth a fair disclosure of significant Ordinary income increase in FY 2003.

 (Unit: won, %)
1. The amount increase of Ordinary      80,001,990,154
   income
--------------------------------------------------------------------------------
   - Increase ratio                     109.0 (Turnaround)
--------------------------------------------------------------------------------
   - FY 2003                            6,611,838,019
--------------------------------------------------------------------------------
   - FY 2002                            (73,390,152,135)
--------------------------------------------------------------------------------
2. Reasons of significant increase          -  Increase of revenues
                                            -  Increase of non-operating income
                                               due to increase of gain on
                                               long-term investment
                                            -  Decrease of non-operating expense
                                               due to decrease of inventory
                                               valuation
--------------------------------------------------------------------------------
3. Total Assets                         210,725,404,921
--------------------------------------------------------------------------------
4. Other                                This estimated information is released
                                        for the investors' convenience before
                                        auditing process is completed for FY
                                        2003. Some of information might be
                                        changed in accordance with the results
                                        of auditing.
--------------------------------------------------------------------------------

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                                                                    Exhibit 99.3

The following table sets forth a fair disclosure of significant Net income increase in FY 2003.

(Unit: won, %)
--------------------------------------------------------------------------------
1. The amount increase of Net           80,001,990,154
   income
--------------------------------------------------------------------------------
   - Increase ratio                     109.0 (Turnaround)
--------------------------------------------------------------------------------
   - FY 2003                            6,611,838,019
--------------------------------------------------------------------------------
   - FY 2002                            (73,390,152,135)
--------------------------------------------------------------------------------
2. Reasons of significant increase          -  Increase of revenues
                                            -  Increase of non-operating income
                                               due to increase of gain on
                                               long-term investment
                                            -  Decrease of non-operating expense
                                               due to decrease of inventory
                                               valuation
--------------------------------------------------------------------------------
3. Total Assets                         210,725,404,921
--------------------------------------------------------------------------------
4. Other                                This estimated information is released
                                        for the investors' convenience before
                                        auditing process is completed for FY
                                        2003. Some of information might be
                                        changed in accordance with the results
                                        of auditing.
--------------------------------------------------------------------------------

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: February 20, 2004

                                                By /s/ MiRi Chung
                                                  ------------------------------
                                                Mi-Ri Chung
                                                Mirae Corporation
                                                Public Disclosure Representative
                                                Of Investor Relations Team